15045753

:CHANGE COMMISSION
N, D.C. 20549

RECEIVED FEB 2 6 2015

SEC Mail Processing Section Washington, D.C. 201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
~~8-1361~~

67486

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Securities, LLC

Official Use Only
FIRMID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon (ADDRESS) St. Suite 4200 (Number and Street) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of BB&T Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Rosanna Amato Blakley
Commonwealth of Virginia
Notary Public
Commission No. 7033279
My Commission Expires 4/30/2018

Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BB&T Securities, LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	32,265,498
Cash segregated under federal regulations		3,293,514
Securities purchased under agreements to resell		156,707,316
Securities owned, at fair value		141,482,968
Securities owned, pledged, at fair value		57,758,355
Securities borrowed		57,900
Receivable from brokers, dealers and clearing organizations		22,931,917
Receivable from customers		104,653,251
Receivable from Parent and affiliate		899,052
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $14,583,069)		6,038,301
Goodwill		90,435,186
Deferred tax asset		23,208,133
Other assets		52,067,065
Total assets	$	691,798,456
Liabilities and member's equity		
Securities sold under agreements to repurchase	$	65,511,245
Securities sold, not yet purchased, at fair value		156,775,704
Payable to brokers, dealers and clearing organizations		4,088,443
Payable to customers		48,530,352
Payable to affiliate correspondents		864,570
Payable to fully-disclosed correspondents		125,315
Accrued taxes payable to Parent		4,492,777
Accrued interest payable on securities		1,050,472
Accrued compensation		48,453,745
Accrued expenses and other liabilities		26,629,329
Total liabilities		356,521,952
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		235,276,504
Total liabilities and member's equity	$	691,798,456

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BB&T Securities, LLC (the "Company" or "BB&T Securities"), is a wholly-owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of BB&T Securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals. In addition, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of estimates in preparation of financial statements

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The actual results could differ from these estimates.

Cash

Cash represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Cash segregated under federal regulations

Cash segregated under federal regulations represents amounts on deposit with banks and other financial institutions that are subject to segregation under federal regulation for the exclusive benefit of its clients.

Securities purchased under agreements to resell, and securities sold under agreements to repurchase

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities pledged as collateral for resale agreements. Collateral is valued daily, and the Company may require counterparties to pledge additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Accrued interest on reverse repos and repos is included in the Statement of Financial Condition in Other assets and Accrued interest payable on securities respectively.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades are recorded on the settlement date. Amounts receivable and payable for the Company's regular-way securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards

Codification ("ASC") Topic 940-20-45, *Broker Dealer Activities* ("Topic 940"). Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the fair value of the securities borrowed, in accordance with the FASB Topic 820, against the collateral on a daily basis, additional collateral is provided to cover deficits, and any excess is reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others, in accordance with Topic 820. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals deemed probable at lease inception, or the estimated useful lives of the improvements.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at the rates of exchange during the time of transaction.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of the net assets acquired in business acquisitions. Goodwill is not amortized over an estimated useful life, but rather is evaluated at least annually for impairment. The Company performs its impairment evaluation in the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. To date, there have been no goodwill impairments recorded by the Company.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Fair value measurements
Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Derivative financial instruments
The Company may utilize derivative financial instruments to manage various financial risks. The Company may also use derivative financial instruments to facilitate transactions on behalf of its clients. These derivatives primarily consist of equity options, financial forwards, when issued securities, mortgage backed to-be-announced ("TBA") trades and treasury futures. Derivative financial instruments are carried at fair value. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivatives as hedges under FASB ASC Topic 815, *Derivatives and Hedging* ("Topic 815") and therefore recognizes changes in the value of derivative financial instruments in current period earnings. The Company presents assets and liabilities related to derivatives gross on the Statement of Financial Condition.

The Company enters into non-regular way securities transactions to facilitate TBA trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are therefore subject to varying degrees of market and credit risk. The credit risk for forward contracts, TBA's and when issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. The risk of loss is managed by subjecting counterparties with significant exposure to a credit review and approval process similar to the process in making a loan or other extension of credit. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Income taxes
The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company does not have any unrecognized tax benefits as of December 31, 2014. The Company did not record any interest or penalties relating to unrecognized tax positions during 2014 and did not have any interest or penalties accrued as of December 31, 2014.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes.

Changes in Accounting Principles and Effects of New Accounting Pronouncements
In June 2014, the FASB issued new guidance related to Repurchase-to-Maturity Transactions and Repurchase Financings. The new guidance changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. The guidance also requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. This guidance is effective for interim and annual reporting periods beginning after December 15, 2014. The adoption of this guidance is not expected to be material to the financial statements of the Company.

3. Fair Value Measurements

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	12/31/2014	Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis Level 1	Level 2	Level 3
Assets:				
Securities owned:				
U.S. government	$ 2,144,553	$ -	$ 2,144,553	$ -
U.S. government-sponsored entities (GSE)	87,170,409	-	87,170,409	-
Mortgage-backed securities issued by GSE	8,352,234	-	8,352,234	-
State and political subdivisions	21,545,962	-	21,545,962	-
Corporate bonds	11,414,271		11,414,271	
Equity and other securities	97,723	-	97,610	113
Private equity and similar investments	774,122	-	-	774,122
Derivative asset:				
U.S. government-sponsored entities (GSE)	3,309	-	3,309	-
Mortgage-backed securities issued by GSE	9,935,932	-	9,935,932	-
State and political subdivisions	24,837	-	24,837	-
Corporate bonds	6,502	-	6,502	-
Equity and other securities	13,114	-	13,114	-
Securities owned, pledged:				
U.S. government	3,668,372	-	3,668,372	-
U.S. government-sponsored entities (GSE)	34,946,452	-	34,946,452	-
Mortgage-backed securities issued by GSE	19,128,841	-	19,128,841	-
Equity and other securities	14,690		14,690	
Total assets	$199,241,323	$ -	$198,467,088	$ 774,235
Liabilities:				
Securities sold, not yet purchased:				
U.S. government	$143,606,872	$ -	$143,606,872	$ -
Corporate bonds	3,755,611	-	3,755,611	-
Derivative liability:				
U.S. government-sponsored entities (GSE)	1,559	-	1,559	-
Mortgage-backed securities issued by GSE	9,373,919	-	9,373,919	-
State and political subdivisions	22,397	-	22,397	-
Corporate bonds	2,238	-	2,238	-
Equity and other securities	13,108	-	13,108	-
Total liabilities	$156,775,704	$ -	$156,775,704	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the

underlying assets, which is discussed further in Note 14, as well as securities pledged as margin collateral to facilitate mortgage TBA transactions.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The Company generally utilizes multiple third-party pricing services in determination of the fair value of its securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used or some inputs may not be applicable. In the event that market observable data was not available, which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management. The Company utilizes mid-market pricing as a practical expedient. This methodology is not expected to differ materially from the fair value when measured on a bid-ask spread.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follow:

U.S. government: These are debt securities guaranteed by the U.S. government. U.S. government securities are generally valued using market-based pricing matrices that are based on observable inputs (i.e., including new issue and secondary market data and dealer quotes), and, for U.S. Treasury securities and Treasury inflation protected securities ("TIPS"), live data from active market makers and inter-dealer brokers.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. government-sponsored entities. GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above.

States and political subdivisions: These securities are valued using market-based pricing matrices that are based on observable inputs including MSRB reported trades, issuer spreads, material event notices and benchmark yield. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Corporate bonds: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including TRACE reported trades, issuer spreads, material event notices and benchmark yield. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Equity and other securities: These securities consist primarily of common stock, preferred stock, and mutual funds. These securities are valued based on a review of quoted market prices for identical and similar assets. In cases where there are no observable market values for these investments management estimates the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Derivative assets and liabilities are priced using the methods described above. Additional derivatives disclosures are found in Note 14.

Private equity and similar investments: The Company has private equity and similar investments that are carried at fair value. In many cases, there are no observable market values for these investments. Investments in private equity funds are measured at fair value based on the investment funds' reported net asset value.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a mitigating market risk strategy for the purposes of supporting institutional and retail client trading activities. Short positions are priced using methods described above.

The table below presents a reconciliation for the year ended December 31, 2014 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the Year Ended December 31, 2014	December 31, 2014	Mortgage-backed securities issued by GSE	States & political subdivisions	Corporate Bonds	Equity & other securities	Private equity & similar investments
Balance on January 1, 2014	$ 847,123	$ -	$ 15,200	$ 20,130	$ 63	$ 811,730
Total realized and unrealized gains (losses) included in earnings:						
Principal transactions, net	(9,707)	19,064	-	(251)	51	(28,571)
Purchases	12,743,399	12,177,899	-	565,500	-	-
Sales	(12,797,543)	(12,196,963)	(15,200)	(585,379)	(1)	-
Settlements	(9,037)	-	-		-	(9,037)
Balance at December 31, 2014	$ 774,235	$ -	$ -	$ -	$ 113	$ 774,122

The Company's policy is to recognize transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods. There were no material transfers between the levels in the hierarchy during the year ended December 31, 2014.

The Company's private equity and similar investments are primarily in funds whose significant investment strategies include equity and other investments in privately-held middle market companies. These investments are generally not redeemable and have varying dates for which the underlying assets are expected to be liquidated by distribution through 2020. As of December 31, 2014, restrictions on the ability to sell the investments include, but are not limited to, consent of a majority member or general partner approval for transfer of ownership. There were no investments probable of sale for less than net asset value at December 31, 2014.

4. Cash Segregated under Federal Regulations

At December 31, 2014 cash of $2,001,369 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits

over the customer related debits. As of December 31, 2014, there was an excess of total debits over total credits of $27,308,824.

The Company computes a reserve requirement for the proprietary accounts of brokers and dealers (PAB). At December 31, 2014, the Company had a PAB deposit segregated in special reserve bank accounts of $1,292,145. As of December 31, 2014, the excess of total credits over total debits was $24,595.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2014 were as follows:

	Receivables	Payables
Failed to deliver / receive	$ 126,483	$ 1,298,257
Clearing organizations	16,540,294	2,790,186
Receivables related to unsettled trades	6,265,140	-
Total	$ 22,931,917	$ 4,088,443

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2014:

Furniture and equipment	$ 10,197,975
Leasehold improvements	9,953,709
Computer equipment	396,086
Computer software	73,600
Less: Accumulated depreciation and amortization	(14,583,069)
Total	$ 6,038,301

7. Intangible Assets

The Company has intangible assets resulting from prior year acquisitions consisting of certain developed technology. The estimated remaining useful life for these intangible assets is 6 years. The net carrying amount of these intangible assets at December 31, 2014, included in Other assets on the Statement of Financial Condition, is $406,374.

8. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2014, there were no borrowings outstanding in connection with the line of credit, and there was limited borrowing under this line during the year. The effective interest rate on borrowing under the line is 1.375%.

The Company maintains an unsecured line of credit from the Parent totaling $725,000,000. As of December 31, 2014, there was no outstanding balance; the average balance outstanding during the year was $29,485,622. Interest accrues on outstanding borrowings at the one-month LIBOR rate plus 0.25% per annum and is adjusted monthly with an effective interest rate that ranged from 0.40% to 0.42% per annum throughout 2014. Interest is payable to the Parent monthly. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2014:

Subordinated note dated 1999, renewing December 2015	$	15,000,000
Subordinated note dated 2000, renewing November 2015		15,000,000
Subordinated note dated 2003, renewing June 2015		30,000,000
Subordinated note dated 2007, renewing August 2015		40,000,000
Total	$	100,000,000

Interest accrues on the above subordinated notes at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.031% to 1.046% per annum throughout 2014. Interest is payable to the Parent monthly.

The Company maintains a $200,000,000 revolving subordinated loan agreement with the Parent expiring August 31, 2018. When used, interest accrues on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.84% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.071% to 1.086% per annum throughout 2014. There was no outstanding balance as of December 31, 2014, and there was limited borrowing under this line during the year.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2014 are presented below:

Deferred tax assets:		
Accrued incentive compensation	$	19,124,794
Equity based compensation		6,006,545
Deferred income		2,215,846
Depreciation		694,277
Intangibles		834,396
Investments in partnership		193,798
Reserves		566,000
Other		379,079
Total deferred tax assets	$	30,014,735
Deferred tax liabilities:		
Goodwill	$	6,806,602
Total deferred tax liabilities	$	6,806,602
Net deferred tax asset	$	23,208,133

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2014 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2010 are open for examination.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2014, the Company had net capital of $152,024,659, which was $149,633,451 in excess of its minimum net capital requirement of $2,391,208. Net capital as a percent of aggregate debit balances was 129.47% at December 31, 2014.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive

a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The fair value of RSUs is based on the common stock price on the grant date less the present value of expected dividends that will be foregone during the vesting period. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. Substantially all awards are granted in February of each year. Grants to non-executive employees primarily consist of RSUs. The fair value of restricted shares is based on the common stock price on the grant date.

The total intrinsic value of the options exercised and restricted share units vested during 2014 was $12,197,839. The total grant date fair value of equity-based awards that vested during 2014 was $5,459,862.

The following table details the activity during 2014 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Life (Years)
Original outstanding at beginning of period	1,204,240	$ 34.26		
Transfer	(15,149)	30.08		
Exercised	(254,586)	31.63		
Forfeited	(2,756)	27.73		
Expired	(35,289)	37.71		
Outstanding at end of period	896,460	34.95	4,966,952	3.1
Exercisable at the end of period	851,435	35.30	4,496,722	2.9
Exercisable and expected to vest at the end of period	892,917	34.98	4,929,808	3.0

The following table details activity during 2014 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date Fair Value
Original unvested at beginning of year	528,805	$ 22.03
Transfer	(15,922)	23.24
Granted	145,013	36.99
Vested	(280,228)	17.48
Forfeited	(23,722)	30.17
Unvested at end of year	353,946	31.16
Expected to vest at the end of period	331,822	31.24

At December 31, 2014, the Parent's restricted share units had a weighted-average life of 0.94 years. At December 31, 2014, the Company estimates that 331,822 restricted share units will vest over a weighted-average life of 0.93 years.

The Company has an incentive compensation plan under which certain employees receiving large incentive awards receive a portion of their award in cash and have a discretionary portion of their incentive paid through the issuance of restricted common shares of the Parent under terms of the Parent's equity compensation plans. The restricted shares vest evenly over three years from the grant date if the employee meets certain criteria.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 8, 9 and 12, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent and an affiliate bank provide management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll, technology and other administrative services. The Company has a formal service center allocation agreement in place with the Parent, which is executed each year and represents a reasonable and consistent basis for allocating costs from the Parent based on appropriate cost drivers.

During 2014, the Company provided certain underwriting and investment banking services to the Parent and an affiliate bank.

At December 31, 2014, the Company had bank accounts with an affiliate with an unrestricted cash balance of $1,544,291. At December 31, 2014, the Company had outstanding drafts payable with an affiliate in the amount of $11,165,714 which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2014, the Company had a Receivable from the Parent and affiliate in the amount of $899,052 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $438,030 and other miscellaneous receivables in the amount of $461,022.

The Company provides clearing and settlement services to BB&T Investment Services. Pricing for services is established through mutual agreement between the Company and BB&T Investment Services, and therefore it is possible that the terms of these pricing arrangements are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2014 the Company had payables of $864,570 to BB&T Investment Services, Inc. which is included in Payables to affiliate correspondents in the Statement of Financial Condition.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-Statement of Financial Condition credit and market risk. The Company's principal activities and exposure to credit risk associated with customers not fulfilling their contractual obligations can be directly impacted by volatile trading markets.

Additionally, The Company enters into non-regular way securities transactions to facilitate to-be-announced ("TBA") trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial

Condition. The Company classifies its derivative financial instruments as derivatives not designated as hedges. The Company presents assets and liabilities related to derivatives gross on the Statement of Financial Condition.

The Company does not designate its derivative financial instruments as hedges under Topic 815 as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of market or credit risk. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk for forward contracts, TBA's and when-issued securities is limited to the unrealized fair valuation gains recorded in the Statement of Financial Condition. As of December 31, 2014 the Company had total margin deposits on TBA transactions in the amount of $561,734, which is included in Receivable from customers in the Statement of Financial Condition. All of the Company's derivatives have contractual maturities of less than 90 days as of December 31, 2014.

As of December 31, 2014, the gross notional amounts and fair value of derivative financial instruments are as follows:

	Notional Amount, Long (000's)	Notional Amount, Short (000's)	Fair Value	
			Gain	Loss
US government-sponsored entities (GSE)	3,000	3,000	$ 3,309	$ 1,559
Mortgage-backed securities issued by GSE	1,824,017	1,817,300	9,935,932	9,373,919
State and political subdivisions	5,885	3,415	24,837	22,397
Corporate bonds	4,244	4,367	6,502	2,238
Equity and other securities	27	27	13,114	13,108
Total non-regular way settlement trades	1,837,173	1,828,109	$9,983,694	$9,413,221

The Company has established credit policies for commitments involving financial instruments with off-Statement of Financial Condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2014, the Company had receivables under resale agreements and payables under repurchase agreements reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2014.

At December 31, 2014, the carrying value of receivables under resale agreements and approximate fair market values of collateral received that can be sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities purchased under agreements to resell	$ 156,707,316	$ 159,310,964
Total sources of collateral	$ 156,707,316	$ 159,310,964

At December 31, 2014, the carrying value of payables under repurchase agreements and approximate fair market values of collateral received that were sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities sold under agreements to repurchase	$ 65,511,245	$ 69,897,341
Total uses of collateral	$ 65,511,245	$ 69,897,341

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014 at the fair value of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2014 and prior to settlement of the transaction.

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to credit and market risks that are not reflected on the Statement of Financial Condition, in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to pledge additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

15. Commitments and Contingencies

FASB ASC 460, *Guarantees,* ("Topic 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Topic 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in

the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2014, the Company had $180,075 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2026.

At December 31, 2014, the Company had minimum lease obligations related to these and other non-cancelable operating leases as follows:

For the years ending December 31:	
2015	$ 9,351,949
2016	8,584,478
2017	7,373,935
2018	6,503,640
2019	6,057,903
Thereafter	22,974,390
Total minimum future payments	$ 60,846,295

16. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, based on the information currently available, the Company's management believes that such proceedings will not have a material adverse effect on the financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position.

17. Subsequent Events

The Company has evaluated subsequent events through February 25, 2015 and has determined there are none requiring disclosure through the date of these financial statements.

pwc

Report of Independent Accountants

To the Board of Managers and Member of
BB&T Securities LLC
(a wholly-owned subsidiary of BB&T Corporation)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BB&T Securities, LLC (the "Company") for the year ended December 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2014 in the amount of $315,977 compared to check number 1100000584 and payment dated February 12, 2015 in the amount of $383,010 compared to check number 1100002245, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $323,701,395 reported on page 2, item 2a of Form SIPC-7 for the year ended 12/31/14, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 7, Net loss from securities in investment accounts, of $28,571 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager, noting no differences.

    b. Compared deduction on line 1, Revenues from the distribution of shares registered open and investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered or registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $38,816,000 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager, noting no differences.

    c. Compared deduction on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $3,192,220 to the

Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager, noting no differences.

d. Compared deduction on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (i) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $431,865, to the Company's trial balance, provided by C. Lewis Loth, Jr. Accounting Operations Manager, noting no differences.

e. Compared deduction on line 8, Other revenue not related either directly or indirectly to the securities business, of $30,237 to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations Manager, noting no differences.

f. Compared deductions on line 9(i), Total interest and dividend expense, of $1,664,789, to the Company's trial balance, provided by C. Lewis Loth, Jr., Accounting Operations manager, noting no differences.

g. Compared deductions on line 9(ii), 40% of interest earned on customers securities accounts, of $1,534,914 to the Company's trial balance, provided by C. Lewis Loth, Jr. Accounting Operations Manager, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $279,594,855 and $698.987, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Managers of BB&T Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015

BB&T Securities

SEC MAIL PROCESSING
RECEIVED
FEB 26 2015
WASH. D.C.
201
SECTION

February 25, 2015

BB&T Securities, LLC's Compliance Report

BB&T Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period of June 1, 2014 through December 31, 2014;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

BB&T Securities, LLC

I, Randall B. Saufley/Bill Robbins, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

By: Randall B Saufley

Title: CFO

Date: 2/25/15

By: [signature]

Title: Senior Managing Director

Date: 2/25/2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of BB&T Securities, LLC

We have examined BB&T Securities LLC's ("BB&T Securities") assertions, included in the accompanying BB&T Securities, LLC's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the period June 1, 2014 to December 31, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BB&T Securities' compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4000, Charlotte, NC 28202
T: (704) 344-7500, F: (704) 344-4100, www.pwc.com/us

pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BB&T Securities' assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 25, 2015